FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                 CORUS GROUP plc
                 (Translation of Registrant's Name Into English)

                                   30 Millbank
                             London SW1P 4WY England
                    (Address of Principal Executive Offices)


                       (Indicate by check mark whether the
                      registrant files or will file annual
                    reports under cover of Form 20-F or Form
                                     40-F.)

                            Form 20-F X Form 40-F
                                     ---         ---

                       (Indicate by check mark whether the
                    registrant by furnishing the information
              contained in this form is also thereby furnishing the
                     information to the Commission pursuant
                           to Rule 12g3-2(b) under the
                             Securities Exchange Act
                                      1934.

                                 Yes       No X
                                     -----   ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

                                   SIGNATURES

                       Pursuant to the requirements of the
                 Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 CORUS GROUP plc



Date: 21 November 2002                      By   Theresa Robinson
      ----------------                           -----------------------
                                            Name: Mrs T Robinson
                                            Group Secretariat Co-ordinator

21 November 2002


Corus Group plc


The following Directors of the Company purchased Corus Group plc shares at 28.59 pence per share on 21 November 2002 under the Corus Group Employee Share Ownership Plan.


------------------------------ ------------------------------
                               No of Shares Purchased
------------------------------ ------------------------------
A P Pedder                     438
------------------------------ ------------------------------
D M Lloyd                      438
------------------------------ ------------------------------


Following this notification, the directors shareholdings are:

------------------------------- -----------------------------
                                No of Shares Held
------------------------------- -----------------------------
A P Pedder                      101,138
------------------------------- -----------------------------
D M Lloyd                         3,700
------------------------------- -----------------------------
END